UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
UnitedHealth Group 401(k) Savings Plan
Minneapolis, Minnesota
We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 17, 2015

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments - at fair value:
Participant - directed investments	$6,832,171,481	$6,129,915,077

Receivables:
Notes receivable from participants	207,592,504	185,223,182

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	7,039,763,985	6,315,138,259

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE OF FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(4,531,749)	(474,772)

NET ASSETS AVAILABLE FOR BENEFITS	$7,035,232,236	$6,314,663,487

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Employee	$483,781,588
Employer	233,359,361
Rollover	47,970,892

Total contributions	765,111,841

Interest and dividends	38,461,352
Net appreciation in fair value of investments	418,639,514
Interest income on notes receivable from participants	8,189,599

Total additions	1,230,402,306

DEDUCTIONS:
Benefits paid to participants	(531,051,551)
Administrative expenses	(6,175,019)

Total deductions	(537,226,570)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	693,175,736

NET TRANSFERS INTO THE PLAN (Note 9)	27,393,013

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	720,568,749

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,314,663,487

End of year	$7,035,232,236

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the UnitedHealth Group 401(k) Savings Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General-The Plan was first established on July 1, 1985, as a defined contribution (profit sharing) plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan also contains a cash or deferred arrangement as described in Section 401(k) of the Code. UnitedHealth Group Incorporated (the “Company”) is the Plan’s sponsor and administrator. Fidelity Management Trust Company (“Fidelity”), performs recordkeeping and trustee functions relating to the Plan.
Eligibility and Vesting-In general, eligible employees may make pretax and/or Roth elective deferral contributions to the Plan upon employment with a participating employer and are automatically enrolled in the Plan as soon as administratively feasible after their hire date, unless they decline to participate within a prescribed time limit. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement, persons who the Company classified as leased employees, and certain other classifications of employees are not eligible to participate in the Plan, with the exception of Local 1199C that collectively bargained to be eligible for the Plan in 2006, and, effective November 1, 2014, any new hires, rehires, or transfers into the United Food Commercial Workers Union Local 27.
Participant contributions and earnings thereon are 100% vested at all times. Participants become 100% vested in employer safe harbor matching contributions, and the earnings thereon upon being credited with two years of service. Employer safe harbor matching contributions, and the earnings thereon also become fully vested upon the earliest occurrence of any of the following events, while a participant is employed by a participating employer: (a) death, (b) attainment of age 65, (c) disability (as defined by the Plan), (d) partial or complete termination of or complete discontinuance of contributions to the Plan, or (e) an acceleration date (as defined by the Plan).
Contributions-Eligible employees direct the Company to make pre-tax and/or Roth contributions to the Plan on their behalf through payroll deductions. Eligible employees are automatically enrolled in the Plan as soon as administratively feasible after their hire date at an employee pre-tax contribution rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different pre-tax and/or Roth contribution rate. Participants who miss the deadline to decline participation will have 90 days from the first biweekly pay date in which employee pre-tax contributions are deducted from their eligible pay to request a withdrawal of any employee pre-tax contributions, including any associated earnings and losses, made to their account since that first biweekly pay date. Different enrollment rules apply to eligible employees who are acquired employees.
In general, the Plan provides for automatic employee pre-tax contribution rate increases until the participant’s pre-tax and/or Roth contribution rate reaches 6%. Participants are notified of the automatic rate increases in advance and have the opportunity to decline the automatic increase.

The Plan allows participants to contribute up to 50% of their eligible pay, subject to the Code Section 402(g) limit on participant contributions (which was $17,500 for 2014). Within certain limitations, the Company will make a safe harbor matching contribution to the Plan on a participant’s behalf on a dollar-for-dollar basis up to the first 3% of the participant’s eligible pay, and an additional 50 cents for each dollar the participant contributes to the Plan up to the next 3% of the participant’s eligible pay each pay period. The maximum matching contribution a participant may receive under this formula is 4.5% of the participant’s eligible pay each pay period. Participants must make pre-tax and/or Roth contributions to receive the employer safe harbor matching contribution. Participants become eligible for safe harbor matching contributions once they are credited with one year of service. Additional discretionary contributions may also be made by the Company; however, no discretionary contributions were made in 2014.
Participants who reach age 50 during the calendar year or who are over age 50 are allowed to make catch-up contributions to the Plan as permitted under Code Section 414(v). The Code limited participant catch-up contributions to $5,500 in 2014. A participant’s combined employee pre-tax/Roth contributions and catch-up contributions cannot exceed 80% of the participant’s eligible pay.
The Plan accepts rollover contributions of certain distributions from certain qualified plans. Rollover contributions are assets formerly held in an employee benefit plan of a prior employer, qualified under Section 401(a) of the Code, which a participant elects to be transferred into the Plan and were transferred into the Plan during the current year.
Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) plan earnings (losses). Allocations are based on participant contributions, earnings (losses) on the participant’s account, or the participant’s account balance, as described in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options-Subject to the investment rules or limitations applicable to the Plan, eligible participants may direct the trustee to invest their contributions and the Company’s contributions in any one or a combination of several funds.
The Plan has various investment options to which participants can elect to allocate their contributions, including a self-managed brokerage account option.
Dividend Payout-Effective March 1, 2012, the Plan was amended to include the UnitedHealth Group Stock Fund (the “Stock Fund”) Dividend Payout Feature. This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $2,842,137 for the year ended December 31, 2014. The amount participants elected to be distributed in cash was insignificant.
Distributions-A participant’s vested account generally becomes distributable upon the earliest occurrence of any of the following events (an “Event of Maturity”): (a) death, (b) voluntary or involuntary separation from service, or (c) disability (as defined by the Plan).
Distributions occur on a daily basis upon the submission of an application for distribution from the participant. If no such application is submitted, distribution is made in a cash lump-sum payment no later than the following dates: (a) April 1 following the first calendar year in which the participant has both attained age 70-1/2 and terminated employment (for distribution to a participant), and

(b) December 31 of the calendar year in which the first anniversary of the participant’s death occurs (for distribution to a beneficiary). However, following an Event of Maturity, a participant’s account, if valued at less than $1,000, is distributed in cash under the involuntary cash-out rules as a direct distribution to the participant or as a rollover into an Individual Retirement Account or another employer-sponsored plan (whichever the participant elects).
Notes Receivable from Participants-While employed with the Company, a participant may obtain a loan in an amount that does not exceed (when added to the outstanding balance of any other loan from the Plan) the lesser of one-half of the participant’s vested account balance, as defined, or $50,000 less their highest outstanding loan balance during the 12-month period that ends on the day before the new loan is issued. Other limitations may apply if the participant has a loan from a plan of an acquired company. The minimum loan amount that a participant can borrow is $1,000. The loan bears interest at the prime rate of interest, plus 1% (at the time the participant takes the loan and will remain in effect for the duration of the loan) and is payable over a period not to exceed five years; except that a loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, and if the loan originated on or after April 1, 2001, be repaid over a period not to exceed 10 years. As of December 31, 2014 and 2013, the interest rate on loans outstanding varied from 3.25% to 10.25%, and 3.25% to 10.50%, respectively.
Unallocated Accounts-The Plan has certain unallocated amounts that relate to items such as lost distributees, lost participants, uncashed checks, and participant forfeitures. The nonvested portion of a participant’s account is forfeited as of the earlier of the distribution of the participant’s vested account or the occurrence of a five-year period of break in service. Forfeitures may be used to make restorations for rehired participants (if rehired by the Company or certain of its affiliates within five years of an initial Event of Maturity), to restore forfeited account balances, to reduce Company contributions, to pay Plan expenses, or to correct errors, omissions, and exclusions. Total unallocated amounts used to reduce Company contributions for the year ended December 31, 2014 were approximately $3,500,000. As of December 31, 2014, the unallocated accounts ending balance was $778,655.
Plan Amendment or Termination-Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.
Nonexempt Party-in-Interest Transaction- ERISA Section 406 prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as an employer whose employees are covered by the plan). The Company remitted certain participant contributions to the custodian later than required by DOL Regulation 2510.3-102. The Company has filed Form 5330 with the IRS and paid the required excise tax on the transactions. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates-The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties-The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investments-During the year ended December 31, 2014, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $418,639,514 as follows:

Common collective trust	$177,081,993

Net appreciation in fair value of investments at estimated fair value	177,081,993

Common stock	104,607,007
Mutual funds	118,048,882
Fixed-income securities	18,901,632

Net appreciation in fair value of investments as determined by quoted market prices	241,557,521

Net appreciation	$418,639,514

The fair market values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013, were as follows:

	2014	2013

Vanguard Institutional Index Fund	$784,546,111	$671,837,567
Wellington Mid-Cap Opportunities Fund	471,993,001	435,963,655
Wells Fargo DJ Target 2035 N	454,511,488	388,713,094
Wells Fargo DJ Target 2030 N	441,722,276	375,523,264
Wells Fargo DJ Target 2025 N	402,968,465	346,293,264
American Europacific Growth Fund	401,143,122	421,687,902
Vanguard Mid-Cap Index Fund Plus	382,096,487	322,523,152
Wells Fargo DJ Target 2040 N	370,165,389	*

* Investment represents less than 5% of the Plan's net assets in the year indicated.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. The estimated fair values of debt securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The units of the common/collective investment trust funds and pooled separate account are stated at fair value as determined by the issuer based on the fair market value of the underlying investments. The fair value of the Synthetic Guaranteed Investment Contracts (“Synthetic GIC”) is determined based on the components of the Synthetic GIC. The Synthetic GIC is comprised of underlying investments in fixed income securities, pooled separate accounts, and wrapper contracts issued by banks and insurance companies in which the issuer guarantees a specified interest rate. The fair value of the wrapper contracts is calculated by discounting the related cash flows of the rebid wrapper contract fees based on current yields of similar instruments with comparable durations. The underlying investments are valued at fair market value using quoted market prices or other market data.

In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit‑responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract-value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized gains and losses are recorded in the period in which they occur.
Administrative Expenses-Administrative expenses of the Plan are paid by both the Plan and the Company. Recordkeeping fees are paid by the participants quarterly based on the number of participants. The Company pays fees related to trust and investment services, conversion planning and mergers, Form 5500 preparation, discrimination testing, qualified domestic relations order services, employee education, statement mailings, postage, enrollment kits, annual financial statement audit, and address searches.
Payment of Benefits-Benefit payments to participants are recorded upon distribution.
New Accounting Standards- In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This requirement is effective for fiscal years beginning after December 15, 2015. The Plan is currently evaluating the impact of the amendment.

The Plan has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.

3.	FAIR VALUE MEASUREMENT

GAAP established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$53,713,507	$—	$53,713,507

Fixed-income securities:
U.S. government and agencies	35,758,265	108,246,975	144,005,240
Corporate	—	163,009,355	163,009,355
Other	—	16,255,154	16,255,154

Total fixed-income securities	35,758,265	287,511,484	323,269,749

Mutual funds:
Large-cap funds	792,497,543	—	792,497,543
Mid-cap funds	384,956,608	—	384,956,608
Small-cap funds	337,632,972	—	337,632,972
Other fixed income	6,683,978	—	6,683,978
Balanced funds	1,971,464	—	1,971,464
International large-cap funds	469,607,035	—	469,607,035
Short-term funds	792,054	—	792,054
Equity funds	4,884,384	—	4,884,384

Total mutual funds	1,999,026,038	—	1,999,026,038

Common stock:
UnitedHealth Group Inc.	203,007,624	—	203,007,624
Other	606,374,060	—	606,374,060

Total common stock	809,381,684	—	809,381,684

Preferred stock	549,532	—	549,532
Common/collective trusts	—	3,514,650,653	3,514,650,653
Pooled separate accounts	—	131,493,377	131,493,377
GIC wrappers	—	86,941	86,941

Total	$2,898,429,026	$3,933,742,455	$6,832,171,481

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$48,269,550	$—	$48,269,550

Fixed-income securities:
U.S. government and agencies	16,147,972	110,997,400	127,145,372
Corporate	—	149,190,718	149,190,718
Other	—	19,834,740	19,834,740

Total fixed-income securities	16,147,972	280,022,858	296,170,830

Mutual funds:
Large-cap funds	677,855,133	—	677,855,133
Mid-cap funds	324,847,889	—	324,847,889
Small-cap funds	316,084,113	—	316,084,113
Other fixed income	5,095,554	—	5,095,554
Balanced funds	1,170,736	—	1,170,736
International large-cap funds	483,952,219	—	483,952,219
Short-term funds	563,137	—	563,137
Equity funds	3,474,796	—	3,474,796

Total mutual funds	1,813,043,577	—	1,813,043,577

Common stock:
UnitedHealth Group Inc.	163,357,401	—	163,357,401
Other	577,163,010	—	577,163,010

Total common stock	740,520,411	—	740,520,411

Preferred stock	310,792	—	310,792
Common/collective trusts	—	3,096,831,861	3,096,831,861
Pooled separate accounts	—	134,689,743	134,689,743
GIC wrappers	—	78,313	78,313

Total	$2,618,292,302	$3,511,622,775	$6,129,915,077
For the year ended December 31, 2014, there were no significant transfers in or out of Levels 1, 2, or 3.
Except for the Common/collective trust and Synthetic GIC (see Note 6), the Plan’s investments do not have redemption or other restrictions.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 8, 2014, that the Plan is designed and operating in accordance with applicable Code qualification requirements and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5.	RECONCILIATION TO THE FORM 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, is as follows:

	2014	2013

Net assets available for benefits per the financial statements	$7,035,232,236	$6,314,663,487
Deemed distributions of participant loans	(1,298,708)	(927,594)
Fair market value adjustment of investment contracts	4,531,749	474,772

Net assets available for benefits per the Form 5500	$7,038,465,277	$6,314,210,665
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2014 is as follows:

Increase in net assets per the financial statements	$720,568,749
Deemed distributions activity	(371,114)
Fair market value adjustment of investment contracts	4,056,977

Net income per the Form 5500	$724,254,612

6.	NET ASSET VALUE PER SHARE

A summary of the Plan’s investments with a reported NAV as of December 31, 2014 and 2013, is set forth as follows:

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period

December 31, 2014

Common/collective trust (3)	$3,514,650,653	$—	Immediate	Various	Various

December 31, 2013

Common/collective trust (3)	$3,096,831,861	$—	Immediate	Various	Various

(1)	The fair values of the investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2014 or 2013.

(3)	The funds in the common/collective trusts employ a variety of investment strategies, including, but not limited to, long‑term capital growth, short-term growth and income.

(4)
Effective March 24, 2014, the Fidelity BrokerageLink investment option was deemed a competing fund of the UHG Stable Value Fund. As a result, certain restrictions have been imposed to satisfy requirements of the insurance companies, banks, and financial institutions who have issued investment contracts to the UHG Stable Value Fund, including, but not limited to the following:

(i)	A participant may not make a direct exchange from the UHG Stable Value Fund into the Fidelity BrokerageLink.

(ii)	The participant must first exchange from the UHG Stable Value Fund to one of the Plan’s other investment options for at least 90 days before exchanging to the Fidelity BrokerageLink.

(iii)
If the participant exchanges from the Fidelity BrokerageLink to the UHG Stable Value Fund, they must first exchange to the Wells Fargo DJ Target Date Today N, before exchanging to the UHG Stable Value Fund.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Pyramis Global Advisors Trust Company (“Pyramis”) and Galliard Capital Management (“Galliard”) provide investment management services. Pyramis is affiliated with Fidelity. Galliard is affiliated with Wells Fargo Bank N.A., a plan custodian. These transactions are exempt party-in-interest transactions. For the year ended December 31, 2014, the Plan paid $2,147,615 and $609,827 in fees related to investment management services provided by Pyramis and Galliard, respectively, which were included as a reduction of the return earned on each fund. The investment of the Plan in the Company’s common stock is considered a party-in-interest transaction. At December 31, 2014, the Plan held 2,008,187 shares of common stock of the Company with a cost basis of $65,556,137. At December 31, 2013, the Plan held 2,169,421 shares of common stock of the Company with a cost basis of $70,717,575.

8.	WRAPPER CONTRACTS

The Plan provides a self-managed stable value investment option fund (the “Stable Value Fund”) to participants that includes Synthetic GICs, which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Plan. Effective July 31, 2014, Monumental Life Insurance Company name was changed to Transamerica Premier Life Insurance Company. In 2013, the Plan terminated all prior wrapper contracts, and entered into new wrapper contracts with Monumental Life Insurance Company, Pacific Life Insurance Company, Prudential Life Insurance Company, New York Life Insurance Company, and Metropolitan Life Insurance Company. Contributions are maintained in a pooled account and are credited with earnings based on the contract crediting rates. The crediting interest rate is based on an agreed‑upon formula with the issuers of the contracts. The rates are generally reset quarterly according to each wrapper contract and are tied to the performance and duration of the wrapper contracts. Most agreements use a formula that is based on the characteristics of the underlying investments. Generally, the wrapper contracts amortize the gains and losses of the fixed income common collective trust funds and pooled separate accounts over the duration of the portfolios through the crediting rate of the wrapper contracts.
Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2014 and 2013. Both the average yield of the contracts and the average yield credited to the participants during 2014 and 2013 were 1.47% and 1.36%, respectively. The crediting interest rate for the contracts at December 31, 2014 and 2013 was 1.47% and 1.36%, respectively.
The Stable Value Fund is charged for withdrawals and administrative expenses. The wrapper contracts are included in the financial statements at fair value and then adjusted to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive.

The contract value and fair value of the contracts as of December 31, 2014, were as follows:

	Underlying Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Total Investments at Contract Value

Transamerica Premier Life Insurance Company	$94,078,757	$51,977	$94,130,734	$93,178,762
Pacific Life Insurance Company	100,549,027	—	100,549,027	100,151,988
Prudential Life Insurance Company	115,581,759	—	115,581,759	114,219,500
New York Life Insurance Company	61,654,951	—	61,654,951	61,188,917
Metropolitan Life Insurance Company	131,493,377	34,964	131,528,341	130,173,896

Total	$503,357,871	$86,941	$503,444,812	$498,913,063
The contract value and fair value of the contracts as of December 31, 2013, were as follows:

	Underlying Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Total Investments at Contract Value

Monumental Life Insurance Company	$140,852,870	$78,313	$140,931,183	$141,114,552
Pacific Life Insurance Company	49,518,200	—	49,518,200	49,512,879
Prudential Life Insurance Company	112,515,437	—	112,515,437	112,736,726
New York Life Insurance Company	60,567,819	—	60,567,819	60,274,482
Metropolitan Life Insurance Company	134,689,743	—	134,689,743	134,108,971

Total	$498,144,069	$78,313	$498,222,382	$497,747,610

9.	PLAN TRANSFERS
During 2014, the XLHealth Corporation 401(k) P/S Plan, INSPIRIS of Tennessee Medical Services, P.C. 401(k) Plan, FrontierMEDEX, Inc. 401(k) Plan, and Executive Health Resources, Inc. 401(k) Profit Sharing Plan merged into the Plan.

10.	SUBSEQUENT EVENTS

For the year ended December 31, 2014, subsequent events were evaluated through the filing date of the Form 11-K.
There are no events subsequent to December 31, 2014 that require adjustment or disclosure.
******

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

		Current Value
COMMON/COLLECTIVE TRUST FUNDS:
Wellington Mid-Cap Opportunities Fund		$471,993,001
Wells Fargo DJ Target 2035 N*		454,511,488
Wells Fargo DJ Target 2030 N*		441,722,276
Wells Fargo DJ Target 2025 N*		402,968,465
Wells Fargo DJ Target 2040 N*		370,165,389
Wells Fargo DJ Target 2020 N*		292,890,399
Wells Fargo DJ Target 2045 N*		263,791,271
Wells Fargo Fixed Income Fund F*		184,929,405
Wells Fargo DJ Target 2015 N*		139,619,476
Wells Fargo DJ Target 2050 N*		136,337,777
Wells Fargo Fixed Income Fund L*		66,708,622
Wells Fargo Fixed Income Fund Q*		61,654,951
Wells Fargo Fixed Income Fund N*		58,571,516
SSgA Bond Index Non-Lending Series Fund		35,414,296
Wells Fargo Short Term Investment Fund*		34,327,413
Wells Fargo DJ Target 2010 N*		32,523,047
Wells Fargo DJ Target 2055 N*		21,712,231
SSgA Global Equity Ex-US Index Fund		18,644,559
Northern Trust Treasury Inflation		15,519,878
Wells Fargo DJ Target Today N*		10,645,193

Total common/collective trust funds		3,514,650,653

MUTUAL FUNDS:
Vanguard Institutional Index Fund		784,546,111
American Europacific Growth Fund		401,143,122
Vanguard Mid-Cap Index Fund Plus		382,096,487
Vanguard Small-Cap Index Fund Plus		335,837,527
Aberdeen Emerging Markets Fund		34,332,583
PIMCO All Asset Fund Class		28,548,493
Vanguard Prime Money Market Institutional		3,300

Total mutual funds		1,966,507,623

POOLED SEPARATE ACCOUNTS:
MetLife Separate Account #695		66,346,462
MetLife Separate Account #690		65,146,915

Total pooled separate accounts		131,493,377

SYNTHETIC INVESTMENT CONTRACTS—Wrapper at fair value:	Rate
Transamerica Premier Life Insurance Company	1.65%	51,977
Metropolitan Life Insurance Company	1.63%	34,964

Total wrappers		86,941
		(Continued)

Current Value
COMMON STOCK:
UnitedHealth Group*	$203,007,624
Apple Inc	11,833,178
Johnson & Johnson	9,649,301
Microsoft Corp	7,535,305
Multi Color Co.	7,043,993
Lowes Cos Inc	6,844,362
Wells Fargo & Co*	6,645,280
United Technologies Corp	6,429,535
Bank Of America Corporation	6,216,310
Ashland Inc	5,741,294
World Fuel Services Corp	5,683,692
Facebook Inc A	5,567,507
Google Inc Cl C	5,448,766
Nasdaq Omx Group	5,383,030
Procter & Gamble Co	5,369,756
Citigroup Inc	5,330,106
Cubist Pharmaceuticals Inc	5,288,151
Amsurg Corp	5,193,877
Coca Cola Co	5,103,469
Morgan Stanley	5,067,396
Visa Inc Cl A	4,923,854
Occidental Petroleum Corp	4,776,707
Avago Technologies Ltd	4,705,198
Honeywell Intl Inc	4,636,088
Jarden Corp	4,571,582
Nxp Semiconductors Nv	4,515,240
Cdw Corporation	4,501,057
Exxon Mobil Corp	4,499,079
Reinsurance Group Of America	4,490,525
Bristol-Myers Squibb Co	4,439,410
Vantiv Inc	4,357,363
Twenty First Century Fox Inc-A	4,266,949
Amc Networks Inc Cl A	4,189,051
Chevron Corp	4,154,811
Starbucks Corp	4,032,101
Biogen ldec Inc	3,987,859
Cvs Health Corp	3,986,849
Paccar Inc	3,965,119
Dun & Bradstreet Corp Del New	3,921,160

(Continued)

Current Value
COMMON STOCK (Continued):
Hanger Inc	$3,824,616
Philip Morris Intl Inc	3,804,692
Jazz Pharma Plc	3,700,298
Adobe Systems Inc	3,664,662
Emerson Electric Co	3,662,688
Time Warner Inc	3,644,188
Genpact Ltd	3,532,338
Celgene Corp	3,405,130
Comcast Corp Cl A	3,369,569
Verizon Communications Inc	3,350,524
Wesco International Inc	3,293,034
Accenture Plc Cl A	3,268,657
Dupont (Ei) De Nemours & Co	3,207,739
Service Corp International Inc	3,152,349
Total Sys Svcs Inc	3,119,226
Lam Research Corp	3,092,356
Eaton Corp Plc	3,078,792
Ptc Inc	3,075,668
Mckesson Corp	3,057,238
Union Pacific Corp	2,956,330
Salix Pharmaceuticals Ltd	2,944,763
Air Methods Corp	2,888,368
Alcoa Inc	2,864,653
Abbott Laboratories	2,835,450
Exlservice Holdings Inc	2,819,896
Fluor Corp	2,790,981
Tjx Companies Inc New	2,736,273
Cognizant Tech Solutions Cl A	2,727,103
Qualcomm Inc	2,689,705
Metlife Inc	2,664,473
Cadence Design Systems Inc	2,662,250
Investors Bancorp Inc New	2,653,062
Genesee & Wyoming Inc Cl A	2,648,144
United Continental Hldgs Inc	2,621,954
Ingram Micro Inc Cl A	2,598,989
Wns Hldgs Ltd Sp Adr	2,584,566
Mondelez International Inc	2,574,716
Global Payments Inc	2,570,443
Mosaic Co New	2,561,650
Merck & Co Inc New	2,555,323
Humana Inc	2,515,105
Monolithic Power Sys Inc	2,504,906
Nextera Energy	2,492,182
Hanmi Financial Corporation	2,489,044
Cirrus Logic Inc	2,488,992
Manpowergroup Inc	2,454,802
Darling Ingredients Inc	2,375,146
Firstmerit Corp	2,370,506
Schwab Charles Corp	2,337,763
Ace Ltd	2,309,203
(Continued)

Current Value
COMMON STOCK (Continued):
Hilltop Hldgs I	$2,258,141
General Motors Co	2,247,750
Costco Wholesale Corp	2,206,622
State Street Corp	2,200,983
Rovi Corporation	2,185,131
American International Group	2,172,684
Haemonetics Corp Mass	2,143,043
Virtus Investment Partner	2,119,191
Boston Scientific Corp	2,117,801
Invesco Ltd	2,111,791
Tcf Financial Corporation	2,107,967
Priceline Group Inc	2,105,968
Gnc Holdings Inc - Cl A	2,085,024
Prologis Inc Reit	2,055,844
Dominion Resources Inc Va	2,042,464
Evertec Inc	2,024,895
Fxcm Inc Class A	2,018,723
Tupperware Brands Corp	2,016,000
Heartland Payment Systems In	2,002,624
Halliburton Co	1,987,817
Alexion Pharmaceuticals Inc	1,975,935
Mentor Graphics Corp	1,900,026
Dish Network Corp A	1,867,004
Raymond James Financial Inc	1,813,801
Redwood Trust Inc Reit	1,774,970
Compass Minerals Intl Inc	1,762,649
Vertex Pharmaceuticals Inc	1,743,509
Ralph Lauren Corp	1,736,431
L 3 Communications Hldgs Inc	1,733,747
Simon Ppty Group Inc - Reit	1,730,591
Crown Holdings Inc	1,719,504
Rock Tenn Company Cl A	1,717,197
Everbank Financial Corp	1,705,699
Virtusa Corp	1,703,053
Harman Intl Ind Inc New	1,698,717
Marathon Oil Corp	1,695,363
Bb&T Corp	1,658,542
Broadcom Corp Cl A	1,646,843
Kla Tencor Corp	1,640,566
Gildan Activewear Inc (Us)	1,611,675
First Citizen Bancshares Inc A	1,600,161
Avery Dennison Corp	1,589,603
Helen Of Troy Ltd	1,587,464
Constellation Brands Inc Cl A	1,578,475
Centerpoint Energy Inc	1,573,887
Citrix Systems Inc	1,561,314
Ebix Inc	1,532,872
Schlumberger Ltd	1,491,002
Constellation Software Inc	1,486,659
Dollar Tree Inc	1,476,009
(Continued)

Current Value
COMMON STOCK (Continued):
Newlink Genetics Corp	$932,535
Furmanite Corp	931,925
Intercontinental Exchange Inc	931,105
Sabra Healthcare Reit Inc	926,285
Lululemon Athletica Inc	925,277
Vitamin Shoppe Inc	923,992
Neurocrine Biosciences Inc	920,185
Cavium Inc	918,645
Aramark	915,810
Tiffany & Co	911,409
Nisource Inc	904,437
Ezcorp Inc Cl A Non Vtg	881,838
Dr Horton Inc	878,954
Waterstone Financial Inc	875,001
Team Inc	860,989
Providence Service Corp	858,891
Cbiz Inc	858,131
Spx Corp	854,732
Cempra Inc	852,473
Steris Corporation	849,535
Fairpoint Communications Inc	842,369
Willis Group Holdings Plc	834,541
Pvh Corp	831,311
Starz - A	822,690
East West Bancorp Inc	821,000
Covidien Plc	819,058
Estee Lauder Cos Inc Cl A	813,968
Anadarko Petroleum Corp	810,233
Solarwinds Inc	782,331
Phillips 66	779,379
Unisys Corp New	777,977
Csx Corp	756,627
Time Warner Cable	754,370
Eaton Vance Corp Non Vtg	737,968
Stancorp Finl Group Inc	728,640
Endo International Plc	721,921
Carriage Services Inc	713,976
Brunswick Corp	691,497
Innerworkings Inc	681,391
Eqt Corporation	674,941
Pdf Solutions Inc	668,997
Teleflex Inc	648,733
Coca Cola Bottling Co Consolid	639,890
Freescale Semiconductor Ltd	639,379
Celldex Therapeutics Inc	624,515
Vwr Corp	622,044
Luxfer Hldgs Plc Spons Adr	612,906
Applied Industrial Tech Inc	599,053
Sunopta Inc	593,685
E Trade Financial Corp	592,792
(Continued)

Current Value
COMMON STOCK (Continued):
Genesco Inc	$576,182
Independent Bank Corp	572,634
Western Alliance Bancorp	560,448
East West Bancorp Inc	555,101
Maximus Inc	553,884
Broadridge Financial Sol	547,233
Eog Resources Inc	523,326
Quinstreet Inc	499,197
Om Asset Management Ltd	498,568
Us Concrete Inc C New	495,884
Concho Resources Inc	478,900
Pioneer Natural Resources Co	473,194
United States Steel Corp	469,929
Entegra Financial Corp	458,393
Builders Firstsource	446,619
Axiall Corp	438,970
Steiner Leisure Ltd	415,890
Hackett Group Inc	383,156
Cvb Financial Corp	378,392
Weatherford International Plc	377,346
Allegiant Travel Co	372,818
Cytokinetics Inc	367,979
Springleaf Holdings Inc	357,721
Epam Systems Inc	354,305
Rent A Ctr Inc	333,418
United Community Banks Ga	293,419
Idera Pharmaceuticals Inc	290,972
Clearwater Seafoods Inc	275,624
Servicemaster Global Hldg Inc Inc	262,346
Trinseo Sa	260,005
Coresite Realty Corp	258,121
Intralinks Hldgs Inc	234,192
Yadkin Financial Corp	215,561
Science Applicatns Intl Corp	199,606
Ambarella Inc	197,808
Meridian Bancorp Inc	192,984
Kaman Corp	182,009
Uniqure B.V.	176,817
Ultratech Inc	148,480
California Res Corp	130,598
Pall Corp	101,210
Liberty Tax Inc Cl A	94,711
Harvard Biosciences Inc	54,999
Monarch Casino & Resort Inc	39,816
Asure Software Inc	29,975

Total common stock	758,970,330

(Continued)

Current Value
FIXED INCOME SECURITIES:
Ustn .875% 2/28/17	$11,526,059
Ust Notes 0.875% 05/15/2017	10,472,450
Ca St 7.55% 4/1/39	7,638,791
Fhr 2013-4283 Ew Var 12/43	5,983,422
Ustn .625% 10/15/16	5,600,874
Ustn 1.5% 02/28/19	5,526,724
Fhlm Arm 3.056% 05/44 #849327	5,312,541
Aol Time Warner 7.7% 5/01/32	4,829,771
Chait 2012-A8 A8 0.54% 10/17	4,817,619
Fnr 2013-10 Fa Var 02/43	4,699,872
Fnma 20Yr 4.5% 10/33 #Al4165	4,602,893
Fhlg 15Yr 4.00% 10/26 #G14585	4,311,022
Xerox Corp 6.35% 5/15/18	4,127,128
Verizon Comm 5.15% 09/15/23	3,947,633
Bac Cap Tr Xi 6.625% 5/23/36	3,807,884
Fnma 15Yr 4% 05/27 #Al5957	3,672,944
Cox Com Inc 9.375 1/15/19 144A	3,656,006
Fnma 6.00% 3/34 #725229	3,577,927
Hca Inc 6.5% 2/15/16	3,477,775
Rio Oil Fin 6.25% 7/6/24 144A	3,466,696
Fnma Arm 9/43 #Al4098	3,351,314
Fhr 2005-2957 Vz 5% 02/35	3,284,501
Amxca 2014-3 A 1.49% 04/20	3,277,970
Citigroup Cap Xiii 7.875% Pfd	3,229,470
Fhl Arm 2.88% 10/44 #849505	3,222,649
Time Warner Cab 8.75% 2/14/19	3,170,142
Rio Oil Fin 6.75% 1/6/27 144A	3,151,500
Dow Chemical 8.55% 5/19	3,013,628
Wellpoint Inc 7% 2/15/19	2,997,674
Boston Scientific 6.4% 6/15/16	2,969,863
Fnma 7.00% 3/37 #888369	2,825,396
Capital One 3.5% 6/23 Wi	2,813,658
Boston Prp Ltd 5.625% 11/15/20	2,795,330
Fhlg 5.50% 1/40 #G07074	2,786,657
Rbs Gpr Plc 6.125% 12/15/22	2,748,225
Fnma 15Yr 5.50% 5/23 #889527	2,732,158
Fnr 2005-87 Fb 1Ml+50 10/35	2,714,186
Burlington North San 4.1% 6/21	2,711,548
Fnma 5.50% 6/33 #555531	2,628,304
Bnp Paribas 4.25% 10/15/24	2,525,732
Fhlg Arm 2.91% 10/44 #2B3311	2,514,161
Union Pac 07-3 6.176% 1/2/31	2,452,379
Il St 5.665 03/01/18	2,436,442
At&T Corp 8/8.5% 11/15/31	2,394,468
Fnma 20Yr 4.00% 12/30 #Ma0587	2,337,469
Telecom Italia Cap 7.175% 6/19	2,318,625
Fnma 15Yr 5.50% 10/23 #995405	2,308,734
Slma 2012-B A2 3.48% 12/30	2,285,562
Hsbc Hldgs 6.5% 5/02/36	2,279,693
Ge Cap Mtn 5.5% 1/08/20	2,260,538
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
Fhlg 30Yr 4.5% 01/44 #G08568	$2,244,370
Fhlg 30Yr 5.5% 05/38 #G07404	2,217,706
Fnma 20Yr 4.5% 01/32 #Al4549	2,193,181
Fhlg 30Yr 4.5% 07/41 #G07504	2,192,796
Fnma 20Yr 4% 10/32 #Al4778	2,156,405
Bank Of Amer Mtn 7.625 6/1/19	2,151,329
Fnma 30Yr 4.5% 11/43 #As0923	2,039,604
Fhlg 20Yr 4% 10/31 #C91402	1,988,402
Cigna 8.5% 5/01/19	1,953,125
Lafarge Sa 6.5% 7/15/16	1,943,625
Nj Tpk 7.102% 01/01/41	1,921,687
Vulcan Material 7.5% 6/15/21	1,893,125
Lafarge Sa 5.5% 7/09/15 144A	1,892,365
Fnma 15Yr 5.50% 3/24 #Ae0467	1,832,138
Fhr 13-4240 Fa 1Ml+50 08/43	1,814,103
Fnr 2010-123 Wt 7% 11/40	1,737,483
Myriad Int Hldgs 6% 7/20 144A	1,720,688
Hsbc Hldgs 6.5% 9/15/37	1,702,474
Petroleos Mexn 6.375% 1/23/45	1,698,750
Petrobras Intl 5.375% 1/27/21	1,690,990
Ustn 1.625% 03/31/19	1,681,936
Fordo 2014-C A3 1.06% 05/19	1,640,249
Fnma 15Yr 3.5% 09/28 #Al5931	1,636,021
Reed Elsevie 3.125% 10/22	1,632,220
Chait 2014-A7 A 1.38% 11/19	1,623,522
Enel Fin Intl 6% 10/7/39 144A	1,621,457
Sprint Nextel 6% 12/01/16	1,595,188
Barclays Plc 4.375% 9/11/24	1,592,609
Cemex Sab 6.5% 12/10/2019 144A	1,587,975
Dominion Res 5.75/Var 10/1/54	1,565,123
Petroleos Mex 4.25% 01/25 144A	1,564,763
May Dept Stores 6.9% 1/15/32	1,561,312
Slm Corp Mtn 6% 1/25/17	1,545,063
Bnsf Railway Co 5.996% 4/01/24	1,522,779
Fnma 15Yr 4.5% 09/28 #Al4147	1,520,509
Il St 5.365 03/01/17	1,498,770
Comcast Corp 6.3% 11/15/17	1,472,428
Cigna Corp 7.875% 5/15/27	1,468,786
Dow Chemical 9.4% 5/39	1,460,280
Fnma 20Yr 4.5% 01/31 #Ma0634	1,457,455
Cox Comm Inc 3.25 12/15/22 144	1,448,213
Hewlett 3.3% 12/09/16	1,446,242
Fhlg 6.00% 11/36 #G02385	1,434,931
Fed Dept St 6.9% 4/01/29	1,400,174
Il St 4.961 3/01/16	1,354,249
Citigroup Inc 6.125% 11/21/17	1,352,694
Fnma 15Yr 4.00% 2/27 #Al2689	1,330,585
Royal Bk Sc 6% 12/19/23	1,298,878
Ford Mtr Cr Llc 5.875% 8/2/21	1,273,567
Fhlg 30Yr 4.5% 11/43 #G07596	1,249,536
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
May Dept Str Glbl 6.65 7/15/24	$1,240,090
Time Warner Mtn 8.25% 4/1/19	1,236,384
Telecom Itali 6.999% 6/4/18	1,165,500
Nordstrom Inc Glb 6.25 1/18	1,127,832
Fnma 30Yr 4.5% 10/01/43 #As0830	1,105,465
Fnma 20Yr 4.5% 10/34 #Al5861	1,098,015
Fhlg 15Yr 4% 12/26 #G14668	1,080,546
Fnma Arm 4.84% 9/35 #Al2084	1,067,793
Fnma Arm 5.26% 9/38 #965097	1,049,373
Fnma Arm 5.51% 8/38 #Al0376	1,038,475
News Amer Inc 6.65% 11/37	1,034,827
Fnma 20Yr 4% 06/34 #As2666	1,014,266
Fnr 2008-16 Ab 5.5% 12/37	980,679
Ford Mtr Cr Llc 5.75% 2/01/21	974,042
Ustn 0.375% 02/15/2016	950,222
Telecom Itali 7.721% 6/4/38	947,750
Fhlg 30Yr 4.5% 03/44 #G07686	944,271
General Elec 4.375% 9/16/20	930,951
Enel Fin Intl 6.8% 9/15/37 144A	926,949
Chait 2013-A8 A8 1.01% 10/18	924,982
Chait 2013-A5 A .47% 05/17	914,874
Erp Operat Lp 4.625% 12/15/21	902,558
Xerox Corp 4.5% 5/15/21	881,635
Healthnet Inc 6.375% 6/1/17	864,000
Fhlg 15Yr 4.0% 12/1/26 #G14678	863,688
Fhlg 5.50% 1/35 #G01749	861,515
Spain Govt 4.0% 3/6/18 144A	841,688
Ford Mtr Cr Llc 5.625% 9/15/15	825,564
Slm Corp Medium 3.875% 9/10/15	806,000
Fhlm Arm 5.42% 3/38 #1Q1114	788,752
Cemex Fin Llc 6% 04/01/24 144A	755,625
Fnma 7-Yr 4.84% 11/15 #745100	755,434
Verizon Comm 4.15 3/24	750,545
Fnma 5.50% 6/40 #Ae0607	749,755
Macys Retail Hldgs 7% 2/15/28	747,700
News America Inc 6.2% 12/15/34	734,214
Turlock Corp 2.75% 11/02/22	712,238
Boston Pptys Lp 3.8% 02/01/24	693,677
Fnma 15Yr 5.194% 1/18 #745629	691,491
Erp Oper Lp 3% 4/15/23	682,704
General Elec Cap 4.625% 1/7/21	668,754
Jpmorgan Chase 4.95% 3/25/20	635,205
Slm Corp 6.25% 1/25/16	624,000
Petrobras Bv 4.375% 05/20/2023	623,558
Fnma Arm 2.907% 9/44 #At7040	602,085
Fnma Arm 6/1/39 #Al1845	585,944
Kinder Morgan Inc 4.3% 6/1/25	576,929
Petrobras Global Fin 6.25 3/24	570,924
Hsbc Holdings Plc 5.1% 4/05/21	565,199
Nj Tpk Ser F 7.414% 01/01/40	563,528
(Continued)

Current Value
FIXED INCOME SECURITIES (Continued):
Ford Mtr Cr Llc 4.25% 9/20/22	$557,059
Provident Compa 7.25% 3/15/28	549,338
Capital One Fin 4.75% 7/15/21	523,516
Verizon Comm Inc 6.55% 9/15/43	512,460
Telecom Itali 7.2% 7/18/36	510,625
Cigna 4% 2/15/22	474,174
Bank Amer Fdg 4.2% 08/26/24	458,426
Hca Inc 6.375% 1/15/15	450,000
Reed Elsevier C 8.625% 1/15/19	446,443
Becton Dickins 3.734% 12/15/24	437,392
Cox Communict Inc 3.85% 2/1/25	378,531
Fnma Arm 5.36% 10/38 #995006	360,625
Citigroup Inc 4.05% 7/30/22	336,265
Time Warner Cab Inc 4% 9/01/21	329,931
Slm Corp Medium 4.625% 9/25/17	329,875
Exp-Imp Bank Korea 4% 1/11/17	314,499
Cox Commun Inc 2.95% 6/23 144A	311,656
Lloyds Bank Plc 4.5% 11/04/24	302,742
Eaton Corp 1.5% 11/02/17	298,284
Federated Rtl 6.375% 3/15/37	221,444
Fhlg 6.00% 2/39 #G06570	211,815
Fhlg 6.00% 1/39 #G06932	207,130
Fnma 6.50% 8/39 #Ad0130	124,689
Vulcan Material 6.5% 12/01/16	54,315
Fhlg 6.50% 2/38 #H09152	50,824
Fnma 10Yr 6.50% 12/37 #Ad0070	47,074
Fnma 6.50% 10/37 #256937	39,929
Fhlg 6.50% 8/36 #H01579	15,965

Total fixed income securities	322,949,088

OTHER INVESTMENTS:
Cash/cash equivalents	53,713,507
Self managed brokerage account (less cash and cash equivalents)	83,799,962
Participant loans (interest ranging from 3.25% to 10.25% and maturity dates ranging from January 2015–December 2031)	206,293,796

Total other investments	343,807,265

TOTAL INVESTMENTS	$7,038,465,277

* Known party-in-interest	(Concluded)

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, PART IV, LINE 4A — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contribution Pending Correction in VFCP
Participant Contributions Transferred Late to the Plan	$—	$15,464	$—	$—

Check here if late participant loan contributions are included: X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Administrator
Dated: June 17, 2015	By:	/s/ Eric S. Rangen
Eric S. Rangen Senior Vice President and Chief Accounting Officer